

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2025

Raynauld Liang
Chief Executive Officer
Society Pass Incorporated
80 Robinson Road, #17-01B
Singapore 068898

       Re: Society Pass Incorporated
            Registration Statement on Form S-1
            Filed July 29, 2025
            File No. 333-289033

Dear Raynauld Liang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rebekah Reed at 202-551-5332 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services

cc: Lawrence Venick